UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SYMMETRICOM, INC.

(Name of Subject Company (Issuer))

SYMMETRICOM, INC.

(Name of Filing Person (Issuer))

3¼% Contingent Convertible Subordinated Notes due 2025

(Title of Class of Securities)

871543 AB0
(CUSIP Number of Class of Securities)

Thomas W. Steipp
Chief Executive Officer
Symmetricom, Inc.
2300 Orchard Parkway
San Jose, California 95131-1017
(408) 433-0910

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Filing Person(s))

Copy to:

Ora T. Fisher, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA  94025
(650) 328-4600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$62,488,800	$2,456

*

Calculated solely for the purpose of determining the amount of the filing fee. This amount represents the maximum aggregate purchase price payable in connection with the offer to purchase $63,120,000 in aggregate principal amount (or such lesser amount as is validly tendered and not withdrawn) of outstanding 3¼% Contingent Convertible Subordinated Notes due 2025, at a purchase price of $990 per $1,000 principal amount outstanding.

**	The amount of the filing fee equals $39.30 per $1 million of the value of the transaction.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
	Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule 13e-4

☐ going private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Symmetricom, Inc., a Delaware corporation (the “Company”).  This Schedule TO relates to the offer to purchase by the Company for cash, on a pro rata basis, $63,120,000 aggregate principal amount (the “Tender Cap”) (or such lesser amount as is validly tendered and not withdrawn), of its 3¼% Contingent Convertible Subordinated Notes due 2025 (the “Notes”) that are validly tendered and not withdrawn, at a purchase price equal to $990.00 per $1,000.00 of the principal amount of such Notes, plus accrued and unpaid interest thereon (the “Offer”). The Tender Cap is equal to 52.6% of the $120,000,000 aggregate principal amount outstanding of the Notes. The terms and conditions of the Offer are set forth in the Offer to Purchase, dated June 30, 2008 (the “Offer to Purchase”), which is Exhibit (a)(1) to this Schedule TO.  All of the information set forth in the Offer to Purchase is hereby expressly incorporated by reference in response to all items of this Schedule TO except as otherwise set forth below.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)                                  Name and Address.  Symmetricom, Inc., a Delaware corporation, is the filing person and the subject company. The address and telephone number of its principal executive office are 2300 Orchard Parkway, San Jose, California 95131-1017, telephone (408) 433-0910.

(b)                                 Securities.  $120,000,000 aggregate principal amount of the Notes.

(c)                                  Trading Market and Price.  The Notes are not listed on any national or regional securities exchange or reported on a national quotation system, and there is no established trading market for the Notes.  The Company’s common stock underlying the Notes trades on the NASDAQ Global Market under the symbol “SYMM.” The following table sets forth the ranges of high and low trading prices of the underlying common stock for the quarterly periods indicated.

	High	Low
Fiscal Year ended July 1, 2007
First quarter ended September 30, 2006	$8.29	$6.48
Second quarter ended December 31, 2006	9.06	8.20
Third quarter ended March 31, 2007	9.42	7.62
Fourth quarter ended July 1, 2007	9.02	7.35
Fiscal Year ended June 30, 2008
First quarter ended September 30, 2007	$8.54	$4.38
Second quarter ended December 30, 2007	5.35	3.85
Third quarter ended March 30, 2008	4.85	3.02
Fourth quarter ended June 30, 2008	4.66	3.37

Item 3. Identity and Background of Filing Person.

(a)                                  Name and Address.  The information set forth under Item 2(a) above is incorporated herein by reference. The address and telephone number of each of the Company’s officers and directors is c/o Symmetricom, Inc., 2300 Orchard Parkway, San Jose, California 95131-1017, telephone (408) 433-0910.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the “Commission”), the following persons are directors and/or executive officers of the Company:

Name	Office
Robert T. Clarkson	Director and Chairman of the Board
Thomas W. Steipp	Director and Chief Executive Officer
Alfred Boschulte	Director
James A. Chiddix	Director
Elizabeth A. Fetter	Director
Robert M. Neumeister Jr.	Director
Dr. Richard W. Oliver	Director
Richard N. Snyder	Director
Robert J. Stanzione	Director
William Slater	Executive Vice President, Finance and Administration, Chief Financial Officer and Secretary
Bruce Bromage	Executive Vice President and General Manager, Timing, Test and Measurement Division
James Armstrong	Executive Vice President and General Manager, Telecom Solutions Division
Paul Chermak	Executive Vice President, Global Sales & Support

Item 4. Terms of the Transaction.

(a)           Material Terms.

(1)                                  Tender Offers.  The information set forth in the Offer to Purchase is incorporated herein by reference.

(2)                                  Mergers or Similar Transactions.    Not applicable.

(b)                                 Purchases. None of the Company’s officers, directors or affiliates hold any of the Notes and, therefore, no Notes are to be purchased from any officer, director or affiliate of the Company pursuant to the Offer to Purchase.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)                                  The Notes are governed by the Indenture, dated as of June 8, 2005, by and between the Company and Wells Fargo Bank, National Association, as trustee (the “Indenture”). The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus dated December 2, 2005 (filed with the Commission on December 5, 2005 (File No. 333-128130)) is incorporated herein by reference.

Pursuant to a letter agreement, dated as of June 30, 2008, by and between the Company and Quantum Partners LDC (“Quantum”), the Company agreed to make the Offer, and Quantum, as the holder of a majority in aggregate principal amount of the outstanding Notes, agreed to (i) waive certain Defaults and Events of Default (as such terms are defined in the Indenture) under the Indenture; (ii) rescind certain notices of Defaults and Events of Default delivered under the Indenture; (iii) rescind certain Acceleration Notices (as defined in the Indenture) delivered to the Company pursuant to the Indenture (clauses (i) through (iii) together, the “Quantum Waiver Agreement”); and (iv) certain lock-up provisions with respect to dispositions of the Notes, except in connection with the Offer, for a period from the date of the Quantum Waiver Agreement to the earlier of (x) 25 business days after the date of the Quantum Waiver Agreement, (y) the Payment Date (as defined in the Offer to Purchase) or (z) termination of the Offer.  The Quantum Waiver Agreement is subject to certain conditions, including the Company’s purchase and payment in the Offer of at least 52.6%, or $40,000,000, of the aggregate principal amount of the Notes held by Quantum.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the Offer to Purchase under the caption “Terms of the Offer—Background; Purpose of the Offer” is incorporated herein by reference.

(b)	Use of the Securities Acquired. The Notes acquired in the transaction will be retired and cancelled by the Company.

(c)	Plans.

(1)-(8) None.

(9) See the information set forth in response to Item 5(e) of this Schedule TO.

(10) None.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the Offer to Purchase under the caption “Terms of the Offer—Sources of Funds” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(d)	Borrowed Funds.

(1)-(2) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership. None.

(b)	Securities Transactions. None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. None.

Item 10. Financial Statements.

(a)-(b)               Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a holder’s decision whether to tender its Notes for purchase by the Company because (i) the consideration being paid to holders tendering Notes consists solely of cash, (ii) the Offer is not subject to any financing conditions, and (iii) the Company is a public reporting company that files reports electronically on EDGAR.

Item 11. Additional Information.

(a)-(b) None.

Item 12. Exhibits.

(a)(1)	Offer to Purchase, dated June 30, 2008.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release, dated June 30, 2008.

(b)	None.

(d)(1)

Indenture, dated as of June 8, 2005, by and between Symmetricom and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 8, 2005).

(d)(2)	Letter Agreement, dated as of June 30, 2008, between Symmetricom and Quantum Partners LDC.

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2008	SYMMETRICOM, INC.

	By:	/s/ William Slater
		Name:	William Slater
		Title:	Chief Financial Officer

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)	Offer to Purchase, dated June 30, 2008.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release, dated June 30, 2008.

(b)	None.

(d)(1)

Indenture, dated as of June 8, 2005, by and between Symmetricom and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 8, 2005).

(d)(2)	Letter Agreement, dated as of June 30, 2008, between Symmetricom and Quantum Partners LDC.

(g)	None.

(h)	None.